October 10, 2023

VIA EDGAR

Re: CureVac N.V.

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 25, 2023

File No. 001-39446

Ms. Lynn Dicker

Mr. Kevin Kuhar

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Dicker and Mr. Kuhar:

On behalf of our client, CureVac N.V. (the “Company”), we are responding to the comment set forth in your letter to the Company, dated September 26, 2023. The Company’s response below corresponds to the caption of that comment (which is reproduced below in bold text).

Exhibit 12.1

1.

We note the certifications provided in Exhibits 12.1 and 12.2 do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting. Please file an amendment that contains full Item 15 disclosures as well as the company's financial statements. Refer to Instruction 12 to the Form 20-F Exhibits and Question 246.13 of the Compliance and Disclosure Interpretations of Regulation S-K.

Response:

In response to your comment, the Company will file an amendment to its Form 20-F including Item 15 and the Company’s financial statements.

Should you have any questions relating to the foregoing, please feel free to contact me at (212) 450-4674 or richard.truesdell@davispolk.com.

Very truly yours,
/s/ Richard D. Truesdell, Jr.
Richard D. Truesdell, Jr.

cc:	Pierre Kemula, Chief Financial Officer CureVac, N.V.